

February 15, 2007

via U.S. Mail and facsimile

Mr. Dan Foley
Chief Financial Officer
Rancher Energy Corp.
999 18th Street, Suite 1740
Denver, Colorado 80202
F: (720) 904-5698

>   **Re: Rancher Energy Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed February 1, 2007**
>   **File No. 0-51425**

Dear Mr. Foley:

       We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal to Authorize the Board of Directors to Adopt and Implement a Reverse Stock Split of the Company's Outstanding Common Stock in the Range of One-for-Three to One-for-Five

1.   It appears that you are proposing approval of authority for "blank check" reverse stock split ratios. Provide your analysis supporting any conclusion that the board of directors has adopted a resolution properly setting forth a proposed amendment as required by Nevada law. Your proposal, as it currently reads, allows the board

of directors to determine at a later date whether it will effect a reverse stock split of common stock in any ratio from one-for-three to one-for-five. Why is this procedure consistent with the requirements of Nevada law for the adoption of amendments to the articles of incorporation?

2.   We call your attention to Exchange Act Rule 10b-17, which you should consult in connection with the process of implementing any reverse stock split.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Wynn